Exhibit 99.1

Vision Marine Technologies Inc. Regains Compliance with Nasdaq Listing Requirements

Montreal, Canada – November 7, 2024 – Vision Marine Technologies Inc. (the “Company”) (Nasdaq: VMAR) a pioneer in electric marine propulsion, is pleased to announce that the Company received a compliance notice (the “Notice”) from the Nasdaq Hearing Panel (the “Panel”) informing the Company that it has regained compliance with the bid price requirement under Nasdaq Listing Rule 5550(a)(2). This compliance fulfils the requirements outlined by the Panel in its decision dated October 3, 2024.

The Notice further stated that, pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a mandatory panel monitor for a period of one year from the date of the Notice to ensure that the Company maintains long-term compliance with all of the continued listing requirements (the “Requirements”). If, within that one-year monitoring period, the Staff finds that the Company is no longer in compliance with any Requirement, then, notwithstanding Nasdaq Rule 5815(d)(4)(A), the Company will not be permitted to provide the Staff with a plan of compliance with respect to such deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to such deficiency, nor will the Company be afforded an applicable cure or compliance period notwithstanding Nasdaq Rule 5810(c)(2). Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened hearings panel if the initial Panel is unavailable.

As of the Notice, the Company has successfully met this criterion, reinforcing its commitment to meet all Nasdaq regulatory requirements.

This achievement demonstrates Vision Marine’s commitment to strengthening shareholder value and maintaining its position on the Nasdaq Capital Market, further supporting the Company’s growth and development in advancing electric propulsion solutions for the marine propulsion industry.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse
(303) 919-2913
bn@v-mti.com